AUDITORS’ CONSENT

To: C21 Investments Inc.

We consent to the incorporation by reference of our report to the shareholders of C21 Investments Inc. (“the Company”) on the statements of financial position of the Company as at January 31, 2018 and 2017 and the statements of loss and comprehensive loss, changes in shareholders’ equity (deficiency) and cash flows for each of the years in the two-year period ended January 31, 2018 and 2017, and a summary of significant accounting policies and other explanatory information in the Registration Statement Form 40-F of the Company dated August 24, 2018. Our report is dated March 21, 2018.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

August 24, 2018